300 Continental Drive

Newark, DE 19713

t: 302-283-8440

November 1, 2012

Jonathan C. Clark

Executive Vice President and

Chief Financial Officer

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SLM Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 3, 2012

File No. 001-13251

Dear Ms. Hayes,

On behalf of SLM Corporation (the “Company”), I respectfully provide our responses to the comments in your letter dated October 4, 2012. For your convenience, the text of your comments is reproduced below before each applicable response.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.	We note your response your response to prior comment 1. We acknowledge that you do not have control over a “bank” (as such term is defined in the Bank Holding Company Act) and are not subject to the Bank Holding Company Act. However, as per SAB Topic 11K, we believe that Guide 3 provides useful guidance to non-bank holding company registrants with material lending or deposit activities on certain disclosures relevant to an understanding of the registrant’s operations. Thus, we believe that quantified tabular disclosure of your loan portfolio and your Allowance for Loan Losses for the most recent five years in accordance with Item III and Item IV of Guide 3 for Bank Holding Companies is relevant and material to your operations and should be provided. As such, please revise your disclosure in future filings to include this statistical disclosure.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Response:

We have reviewed the requirements in Item III and IV of Guide 3 for Bank Holding Companies and will include the following additional disclosures (where applicable) in our 2012 Form 10-K.

Item III.	Loan Portfolio

A. Types of Loans. We disclose on page 59 of our 2011 Form 10-K under the heading “Ending Student Loan Balances, net” a two year table showing the components of our student loan portfolio (which are the same balances as those shown on our balance sheet). Beginning with our 2012 Form 10-K filing, we will expand this disclosure to include condensed disclosure covering an additional three years of our ending student loan balances. (See Appendix A for an example of our proposed disclosure).

B. Maturities and Sensitivities of Loans to Changes in Interest Rates. The instructions to this section states that the information is not required for real estate mortgages, installment loans to individuals and lease financings. Therefore, we believe this disclosure requirement is not applicable to Sallie Mae. As such, we will not include any additional disclosures related to this item.

C. Risk Elements. Our portfolio of student loans consists of a large number of small homogeneous loans. As such, we do not individually evaluate loans for collectability and do not classify loans as nonaccrual on an individual basis. We estimate the amount of uncollectible accrued interest on Private Educations Loans and reserve for that amount against current period interest income. We disclose the amount of our accrued interest receivable balance, the amount of the accrued interest receivable from loans greater than 90 days past due as well as our allowance for uncollectible interest for the previous three years on page F-39 of our 2011 Form 10-K. We will add this disclosure for a five-year period to our managements’ discussion and analysis in our 2012 Form 10-K. (See Appendix B for an example of our proposed disclosure).

Item III.C.1, Nonaccrual, requires companies to provide the following three items as of the end of each reported period and to state separately the aggregate of loans in each of the following categories:

(a)	Loans accounted for on a nonaccrual basis—as stated above, we do not individually account for loans on a nonaccrual basis. To comply with this requirement we will add to the Consumer Lending Portfolio Performance section of our management’s discussion and analysis in our 2012 Form 10-K a five-year table of the table shown on page F-39 discussed above. In addition, we believe our existing disclosures provide significant information on Private Education Loan delinquencies as shown on pages 63-65, 67, and 69-70 of our 2011 Form 10-K.

(b)	Accruing loans which are contractually past due 90 days or more as to principal or interest payments. As discussed earlier we do not individually identify loans as nonaccrual but instead reserve for uncollectible interest on a pool basis. As such, we believe the disclosures in (a) above are sufficient to meet this disclosure requirement.

(c)

Loans not included above which are “troubled debt restructurings.” As described above, our troubled debt restructuring loans (TDR’s) are not individually classified as nonaccrual but are included in our overall

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

nonaccrual process described above. To comply with this reporting requirement we will provide additional disclosure of our TDR portfolio balances for the five-year period as part of our Item IV.A disclosure discussed below. (See Appendix C for an example of our proposed disclosure).

Item III.C.2, Potential Problem Loans, requires companies to describe the nature and extent of any loans which are not now disclosed pursuant to Item III.C.1 above, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans pursuant to Item III.C.1.

We do not stratify our loan risks in a manner which would identify potential problem loans at a borrower specific level as described under Item III.C.2. As such, no additional disclosure is required. However, we respectfully point out that we provide credit risk statistics on page 67 of our 2011 Form 10-K for our Traditional and Non-Traditional portfolios which includes charge-off rates, allowance coverage, delinquency statistics, forbearance information, loans that entered repayment during the period, cosigner rates and the average FICO score at origination. It is generally understood by our investors that our Non-Traditional portfolio has a greater risk of loss than our Traditional portfolio and we believe the information on page 67 referenced above is useful to investors in understanding the underlying risk characteristics and performance of these portfolios. We will add an additional two years to the disclosure shown on page 67 to conform to the five-year disclosure requirement. (See Appendix D for an example of our proposed disclosure).

Item III.C.3, Foreign Outstandings, is not applicable.

Item III.C.4, Loan Concentrations, is not applicable as we have a homogeneous population of small balance student installment loans for which the balances are already disclosed as part of Item III.A.

Item IV.	Summary of Loan Loss Experience

Item IV.A requires registrants to provide a five-year roll forward analysis of the allowance for loan losses. We will provide a five-year roll forward in our 2012 Form 10-K. (See Appendix C for an example of our proposed disclosure).

Item IV.B requires registrants to provide a five-year analysis of the allowance for loan losses as a percentage of loans in each category to total loans. We will provide this analysis in our 2012 Form 10-K in a format similar to the example in Appendix C.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Notes to Consolidated Financial Statements

4. Allowance for Loan Losses

Troubled Debt Restructurings, page F-37

2.	We note your response to prior comment 27. It appears that your definition of a payment default coincides with the period at which you charge-off the loan. We are unclear as to how this definition of “payment default” and the related disclosure is consistent with the principle in ASC 310-10-50-34 given the long delinquency period (on top of the forbearance period) that must pass before you consider a payment default to have occurred. For example, it would appear that a borrower could miss up to 31 payments (i.e., a 24 month forbearance period plus 212 days delinquency) before you would disclose a payment default. Further, while we acknowledge that your TDR portfolio is somewhat unique given that the majority of TDRs arise from the granting of forbearance, we believe that the principle of the disclosure requirement must still be met. Accordingly, please address the following:

•

Please explain how you concluded your definition of “payment default” and your related disclosure is consistent with the principle in ASC 310-10-50-34. To the extent that you continue to believe this definition of payment default is appropriate, please discuss the limitations of this disclosure in your future filings given the long delinquency period that may occur before a payment default occurs.

•

To supplement this disclosure, please revise your future filings to provide a delinquency analysis of your existing TDR portfolio. For example, in a format similar to your tabular disclosures on pages F-34—F-36, present the amount of TDRs as of the balance sheet date that are still in forbearance, current, defaulted, or in various stages of delinquency.

Response:

We internally and externally refer to a student loan as having defaulted when it reaches its trigger for charge-off from the portfolio. That generally occurs when a loan has reached 212 days delinquent. This charge-off date is a significant indicator for our investors so our disclosure was originally anchored to the day of default or charge-off as being the most useful data to provide around the performance of loans within the TDR portfolio to demonstrate the effectiveness of the restructuring.

Based on our current understanding of what the guidance intended as to “payment default”, we will revise our disclosures in the 2012 10-K to reflect TDR loans that have defaulted in the current period within 12 months of initial modification date. For the purpose of these disclosures, we will define “payment default” as 30 days past due. To supplement this revised disclosure, we will also include a delinquency table specifically for our TDR portfolio which will show the status of all outstanding TDR loans with respect to our expectation of payment.

3.	As a related matter, we note that you do not classify a loan in forbearance as a TDR unless the forbearance period is greater than three months, but the typical forbearance period is three months based on your response to prior comment 27. In order to provide additional insight into the success of your forbearance programs, please revise your future filings to disclose the amount and percentage of loans granted initial forbearance periods of three months or less that have migrated to a TDR classification due to the extension of the forbearance period.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Response:

We believe our existing disclosures on pages 68-71 of the 2011 Form 10-K provide substantial information regarding the performance of our forbearance practices. In particular, the table on page 69 discloses the historical effectiveness of forbearance by tracking first time forbearance usage on loans in terms of how those loans are performing 36 months after granting the forbearance. This table demonstrates that forbearance is an effective tool in mitigating losses on the portfolio and maintaining a borrower’s ability to stay current on their loan obligation.

To supplement these existing disclosures, we will disclose in the footnotes to the financial statements in our 2012 Form 10-K the percentage of loans granted forbearance that have migrated to a TDR classification due to the extension of the forbearance period. As of September 30, 2012 this was 36 percent.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Management Incentive Plan for 2011, page 36

4.	We note your responses to prior comments 21 and 22. Please confirm that you will include that information in future Compensation Discussion and Analysis sections.

Response:

We confirm that in future Compensation Discussion and Analysis sections we will include computations to support the levels of achievement of the then existing components of our Management Incentive Plan.

Item 15. Exhibits, Financial Statements Schedules

5.	We note your responses to prior comments 30 and 31. Please provide us with your analysis under Item 601(b)(10) as to why these agreements are not required to be filed.

Response:

We have considered whether the Amended and Restated Note Purchase and Security Agreements (the “Amended FFELP ABCP Facility”), filed as exhibits 10.9, 10.10 and 10.11 under the Annual Report on Form 10-K for the year ended December 31, 2011, was required to be filed under Item 601(b)(10) of Regulation S-K. As indicated in our prior response, the agreements constituting the Amended FFELP ABCP Facility were made in the ordinary course of the Company’s business and, therefore, Regulation S-K Item 601(b)(10)(i) would not require that these contracts be filed as exhibits. In addition, the Amended FFELP ABCP Facility is not a management contract or compensatory plan, contract or arrangement that would be required to be filed under Regulation S-K Item 601(b)(10)(iii). As a result, our analysis focuses on Regulation S-K Item 601(b)(10)(ii).

We respectfully submit that the Amended FFELP ABCP Facility is not required to be filed under Regulation S-K Item 601(b)(10)(ii) because these agreements are contracts that ordinarily accompany the kind of business conducted by the Company and, consequently,

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

are deemed to have been made in the ordinary course of business and need not be filed unless they fall within one of the categories specified in Regulation S-K Item 601(b)(10)(ii)(A)-(D). The FFELP ABCP Facility clearly does not fall within the categories of contracts described in Item 601(b)(10)(ii)(A), (C) or (D), which include contracts with certain specified persons, contracts relating to the sale of property, plant or equipment and certain leases. With respect to Regulation S-K Item 601(b)(10)(ii)(B), the Amended FFELP ABCP Facility is not a contract upon which the Company’s business is substantially dependent.

The Amended FFELP ABCP Facility is the kind of contract that ordinarily accompanies the kind of business conducted by the Company. As a financial services company, we regularly seek financing for our funding needs, i.e., to fund acquisitions of FFELP Loans and new Private Education Loan originations, as replacement funding and for retiring unsecured debt upon maturity. For these needs, we maintain excess liquidity and access diverse funding sources. Such various funding sources include the issuance of unsecured debt, the issuance of secured debt primarily through asset based securitizations and/or other financing facilities and deposits at Sallie Mae Bank. The FFELP ABCP Facility, an asset-backed financing facility, is just one of the many funding sources (and related agreements) that are a typical part of the Company’s financial services business.

In addition, the Company’s business is not substantially dependent on the Amended FFELP ABCP Facility. As of September 30, 2012, the FFELP ABCP Facility accounted for only 2.6 percent of our entire borrowings on our balance sheet ($4.6 billion out of $175.2 billion). We also believe that other funding sources are available to us, including the Federal Home Loan Bank in Des Moines (the “FHLB-DM Facility”), and, as previously reported, we have accessed the capital markets on a regular basis as demonstrated by us entering into the following financing transactions through September 30, 2012: (i) six FFELP financings (an aggregate of $6.9 billion of FFELP ABS); (ii) four Private Education Loan financings (an aggregate of $3.2 billion of Private Education Loan ABS); and three unsecured financings (an aggregate of $2.65 billion in unsecured debt). Moreover, relative to the Company’s current borrowings and other potential funding sources, we believe that the Amended FFELP ABCP Facility is not material in amount and significance to the Company.

For the above reasons, we believe that the above agreements are contracts that ordinarily accompany the kind of business conducted by the Company and are not contracts to which we are substantially dependent. As a result, such agreements are not required to be filed pursuant to Regulation S-K Item 601(b)(10).

Form 10-Q for the Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements

2. Allowance for Loan Losses, page 9

6.	We note, on page 19, that troubled debt restructurings increased during the six months ended June 30, 2012 to $1.455 billion as compared to $144 million during the six months ended June 30, 2011. Please revise Management’s Discussion and Analysis in future filings to more clearly discuss the underlying reasons for this trend by addressing whether this was due to the changes in borrower behavior or changes in loan modification or forbearance programs offered by the company during the periods presented. In your proposed disclosure, please specifically address the nature of borrower behavior changes and loan modification or forbearance programs, to the extent applicable.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Response:

The significant change in the TDR balance between the six months ended June 30, 2011 and the six months ended June 30, 2012 was the result of our implementation of the new TDR guidance under Accounting Standards Update 2011-02 which was effective for the first interim or annual period beginning on or after June 15, 2011. The change was not due to any trends in borrower behavior, or loan modification or forbearance programs during the periods presented. We adopted ASU 2011-02 on July 1, 2011 which led to the initial identification and classification of TDR pertaining to forbearance as a result of what was deemed a “significant delay in payment” under that guidance. The implementation of this guidance drove the significant increase in disclosed TDRs between the two periods in question. We disclosed this adoption in the Critical Accounting Policies and Estimates section of our 2011 Form 10-K on page 82, and made reference to this adoption throughout the MD&A pertaining to the impact on our allowance for loan loss.

To the extent there are any significant changes in our TDR portfolio resulting from changes in borrower behavior or programmatic changes we will disclose such impacts in future filings.

*        *        *        *        *

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

In connection with our response to your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please feel free to contact me.

Sincerely,

/s/ JONATHAN C. CLARK

Jonathan C. Clark
Executive Vice President and Chief Financial Officer

cc: Appendices

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Appendix A

Ending Student Loan Balances, net

	December 31, 2011
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total

Total student loan portfolio:
In-school(1)	$3,100	$—	$3,100	$2,263	$5,363
Grace, repayment and other(2)	46,618	86,925	133,543	35,830	169,373

Total, gross	49,718	86,925	136,643	38,093	174,736
Unamortized premium/(discount)	839	835	1,674	(873)	801
Receivable for partially charged-off loans	—	—	—	1,241	1,241
Allowance for loan losses	(117)	(70)	(187)	(2,171)	(2,358)

Total student loan portfolio	$50,440	$87,690	$138,130	$36,290	$174,420

% of total FFELP	37%	63%	100%
% of total	29%	50%	79%	21%	100%

	December 31, 2010
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total

Total student loan portfolio:
In-school(1)	$6,333	$—	$6,333	$3,752	$10,085
Grace, repayment and other(2)	49,068	91,537	140,605	33,780	174,385

Total, gross	55,401	91,537	146,938	37,532	184,470
Unamortized premium/(discount)	971	929	1,900	(894)	1,006
Receivable for partially charged-off loans	—	—	—	1,040	1,040
Allowance for loan losses	(120)	(69)	(189)	(2,022)	(2,211)

Total student loan portfolio	$56,252	$92,397	$148,649	$35,656	$184,305

% of total FFELP	38%	62%	100%
% of total	31%	50%	81%	19%	100%

(1)	Loans for borrowers still attending school and are not yet required to make payments on the loan.
(2)	Includes loans in deferment or forbearance.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Appendix A (cont.)

The following tables provides condensed information of the ending student loan balances for the years ending December 31, 2009, 2008 and 2007.

	December 31, 2009
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total

Total GAAP basis, net	$52,675	$68,379	$121,054	$22,753	$143,807
Total off-balance sheet, net	$5,500	$14,797	$20,297	$12,341	$32,638
Total “Core Earnings” basis	$58,175	$83,176	$141,351	$35,094	$176,445

	December 31, 2008
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total

Total GAAP basis, net	$52,476	$71,744	$124,220	$20,582	$144,802
Total off-balance sheet, net	$7,143	$15,531	$22,674	$12,917	$35,591
Total “Core Earnings” basis	$59,619	$87,275	$146,894	$33,499	$180,393

	December 31, 2007
(Dollars in millions)	FFELP Stafford and Other	FFELP Consolidation Loans	Total FFELP Loans	Private Education Loans	Total

Total GAAP basis, net	$35,726	$73,609	$109,335	$14,818	$124,153
Total off-balance sheet, net	$9,472	$16,441	$25,913	$13,510	$39,423
Total “Core Earnings” basis	$45,198	$90,050	$135,248	$28,328	$163,576

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Appendix B

Accrued Interest Receivable

The following table provides information regarding accrued interest receivable on our Private Education Loans. The table also discloses the amount of accrued interest on loans greater than 90 days past due as compared to our allowance for uncollectible interest. The allowance for uncollectible interest exceeds the amount of accrued interest on our 90 days past due portfolio for all periods presented.

	Accrued Interest Receivable As of December 31,
(Dollars in millions)	Total		Greater than 90 days Past Due		Allowance for Uncollectible Interest

2011		$1,018		$54		$72
2010		$1,271		$55		$94
2009		$1,165		$41		$96
2008		$1,136		$28		$107
2007	$	*	$	*	$	*

*	Not available.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Appendix C

	GAAP Basis
	Years Ended
	December 31, 2011			December 31, 2010			December 31, 2009			December 31, 2008			December 31, 2007
(Dollars in millions)	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education	Total

GAAP basis:
Balance at the beginning of period	$189	$2,022	$2,211	$161	$1,443	$1,604	$138	$1,308	$1,446	$89	$1,004	$1,093	$20	$372	$392
Less:
Charge-offs(1)	(78)	(1,072)	(1,150)	(87)	(1,291)	(1,378)	(79)	(876)	(955)	(58)	(320)	(378)	(21)	(246)	(267)
Student loan sales	(10)	—	(10)	(8)	—	(8)	(4)	—	(4)	1	—	1	1	(6)	(5)
Plus:
Provision for loan losses	86	1,179	1,265	98	1,298	1,396	106	967	1,073	106	586	692	89	884	973
Reclassification of interest reserve(2)	—	42	42	—	48	48	—	44	44	—	38	38	—	—	—
Consolidation of securitization trusts(3)	—	—	—	25	524	549	—	—	—	—	—	—	—	—	—

Total GAAP basis	$187	$2,171	$2,358	$189	$2,022	$2,211	$161	$1,443	$1,604	$138	$1,308	$1,446	$89	$1,004	$1,093

	Off-Balance Sheet
	Years Ended
	December 31, 2011			December 31, 2010			December 31, 2009			December 31, 2008			December 31, 2007
(Dollars in millions)	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education	Total

Off-Balance Sheet:
Balance at the beginning of period	$—	$—	$—	$25	$524	$549	$27	$505	$532	$29	$362	$391	$14	$86	$100
Less:
Charge-offs(1)	—	—	—	—	—	—	(15)	(423)	(438)	(21)	(153)	(174)	(15)	(79)	(94)
Student loan sales	—	—	—	—	—	—	—	—	—	(2)	—	(2)	(2)	6	4
Plus:
Provision for loan losses	—	—	—	—	—	—	13	432	445	21	288	309	32	349	381
Reclassification of interest reserve(2)	—	—	—	—	—	—	—	10	10	—	8	8	—	—	—
Consolidation of securitization trusts(3)	—	—	—	(25)	(524)	(549)	—	—	—	—	—	—	—	—	—

Total off-balance sheet	$—	$—	$—	$—	$—	$—	$25	$524	$549	$27	$505	$532	$29	$362	$391

(1)	Charge-offs are reported net of expected recoveries. The expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.
(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.
(3)	Upon the adoption of the new consolidation accounting guidance on January 1, 2010, we consolidated all of our previously off-balance sheet securitization trusts.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

	Appendix C (cont.) “Core Earnings” Basis
	Years Ended
	December 31, 2011			December 31, 2010			December 31, 2009					December 31, 2008					December 31, 2007
(Dollars in millions)	FFELP	Private Education	Total	FFELP	Private Education	Total	FFELP	Private Education		Total		FFELP	Private Education		Total		FFELP	Private Education		Total

“Core Earnings” basis:
Balance at the beginning of period	$189	$2,022	$2,211	$186	$1,967	$2,153	$165		$1,813		$1,978	$118		$1,366		$1,484	$34		$458		$492
Less:
Charge-offs(1)	(78)	(1,072)	(1,150)	(87)	(1,291)	(1,378)	(94)		(1,299)		(1,393)	(79)		(473)		(552)	(36)		(325)		(361)
Student loan sales	(10)	—	(10)	(8)	—	(8)	(4)		—		(4)	(1)		—		(1)	(1)		—		(1)
Plus:
Provision for loan losses	86	1,179	1,265	98	1,298	1,396	119		1,399		1,518	127		874		1,001	121		1,233		1,354
Reclassification of interest reserve(2)	—	42	42	—	48	48	—		54		54	—		46		46	—		—		—

Total “Core Earnings” basis	$187	$2,171	$2,358	$189	$2,022	$2,211	$186		$1,967		$2,153	$165		$1,813		$1,978	$118		$1,366		$1,484

Percent of total	8%	92%	100%	9%	91%	100%	9%		91%		100%	8%		92%		100%	8%		92%		100%

Troubled debt restructurings(3)	$—	$5,429	$5,429	$—	$439	$439	$—	$	*	$	*	$ —	$	*	$	*	$ —	$	*	$	*

*	Not available.
(1)	Charge-offs are reported net of expected recoveries. The expected recovery amount is transferred to the receivable for partially charged-off loan balance. Charge-offs include charge-offs against the receivable for partially charged-off loans which represents the difference between what was expected to be collected and what was actually collected in the period. See “Receivable for Partially Charged-Off Private Education Loans” for further discussion.
(2)	Represents the additional allowance related to the amount of uncollectible interest reserved within interest income that is transferred in the period to the allowance for loan losses when interest is capitalized to a loan’s principal balance.
(3)	Represents the carrying value of troubled debt restructuring.

Suzanne Hayes

Securities and Exchange Commission

November 1, 2012

Appendix D

The following tables provide the detail for our traditional and non-traditional “Core Earnings” basis Private Education Loans.

	Years Ended
	December 31, 2011			December 31, 2010			December 31, 2009
(Dollars in millions)	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total
Ending total loans(1)	$35,233	$4,101	$39,334	$34,177	$4,395	$38,572	$33,223	$4,747	$37,970
Ending loans in repayment	27,467	2,718	30,185	25,043	2,809	27,852	21,453	2,913	24,366
Private Education Loan allowance for losses	1,542	629	2,171	1,231	791	2,022	1,056	911	1,967
Charge-offs as a percentage of average loans in repayment	2.8%	12.3%	3.7%	3.6%	16.8%	5.0%	3.6%	21.4%	6.0%
Allowance as a percentage of ending total loans(1)	4.4%	15.3%	5.5%	3.6%	18.0%	5.2%	3.2%	19.2%	5.2%
Allowance as a percentage of ending loans in repayment	5.6%	23.1%	7.2%	4.9%	28.2%	7.3%	4.9%	31.3%	8.1%
Allowance coverage of charge-offs	2.1	1.9	2.0	1.5	1.7	1.6	1.6	1.5	1.5
Delinquencies as a percentage of Private Education Loans in repayment	8.6%	26.0%	10.1%	8.8%	27.4%	10.6%	9.5%	31.4%	12.1%

Delinquencies greater than 90 days as a percentage of Private Education Loans in repayment	4.0%	13.6%	4.9%	4.2%	15.0%	5.3%	4.6%	17.5%	6.1%
Loans in forbearance as a percentage of loans in repayment and forbearance	4.2%	6.6%	4.4%	4.4%	6.1%	4.6%	5.3%	7.1%	5.5%
Loans that entered repayment during the period(2)	$1,514	$110	$1,624	2,510	187	2,697	2,966	261	3,227
Percentage of Private Education Loans with a cosigner	65%	29%	62%	63%	28%	59%	61%	28%	57%
Average FICO at origination	726	624	717	725	623	715	725	623	713

	Years Ended
	December 31, 2008			December 31, 2007
(Dollars in millions)	Traditional	Non- Traditional	Total	Traditional	Non- Traditional	Total
Ending total loans(1)	$31,101	$5,107	$36,208	$25,848	$4,669	$30,517
Ending loans in repayment	17,715	2,997	20,712	12,711	2,155	14,866
Private Education Loan allowance for losses	859	954	1,813	495	871	1,366
Charge-offs as a percentage of average loans in repayment	1.4%	11.1%	2.9%	1.2%	9.5%	2.5%
Allowance as a percentage of ending total loan balance(1)	2.8%	18.7%	5.0%	1.9%	18.7%	4.5%
Allowance as a percentage of ending loans in repayment	4.8%	31.8%	8.8%	3.9%	40.4%	9.2%
Allowance coverage of charge-offs	4.2	3.5	3.8	3.6	4.6	4.2
Delinquencies as a percentage of Private Education Loans in repayment	7.1%	28.9%	10.2%	5.2%	26.3%	8.3%

Delinquencies greater than 90 days as a percentage of Private Education Loans in repayment	2.6%	12.7%	4.0%	1.7%	11.1%	3.1%
Loans in forbearance as a percentage of loans in repayment and forbearance	6.7%	9.0%	7.0%	12.8%	19.4%	13.9%
Loans that entered repayment during the period(2)	(TBD )	(TBD )	(TBD )	(TBD )	(TBD )	(TBD )

Percentage of Private Education Loans with a cosigner	59%	26%	55%	57%	25%	52%
Average FICO at origination	723	622	710	723	620	708

(1)	Ending total loans represent gross Private Education Loans, plus the receivable for partially charged-off loans.
(2)	Includes loans that are required to make a payment for the first time.